Exhibit 99.1

KSPORTFINANSNORWAYSTOCK EXCHANGE NOTICE January 29, 2013 Moody’s downgrades Eksportfinans to Ba3 with negative outlook On January 28, 2013 Moody’s Investors Service announced their downgrade of Eksportfinans ASA’s issuer and senior debt ratings to Ba3 (negative outlook) from Ba1. The rating agency related the rating action to the demand for payment that Eksportfinans has received from an investor in its Japanese bonds. As previously stated in press releases from Eksportfinans dated December 19, 2011 and November 7, 2012, Eksportfinans had received a purported declaration of default, with possible proceedings, from a holder of the institution’s Japanese bonds. In a press release dated December 13, 2012 Eksportfinans stated that it had received information that said investor had filed a complaint with the Tokyo District Court. The complaint was sent to Tokyo District Court from Silver Point Capital Fund LP and Silver Point Capital Offshore Master Fund LP (Silver Point), demanding a partial payment in the amount of JPY 400 million (together with 6 percent interest thereon from December 13, 2011) as part of their entire claim of JPY 8.6 billion. Silver Point claims that the bonds became due and payable when they sent a default notice to Mizuho Corporate Bank as fiscal agent on December 12, 2011. Eksportfinans will, as stated in its mentioned press releases, vigorously resist the claim on the basis that there is no default, and the Company is therefore of the opinion that this complaint will not prevail. For more information from Moody’s Investors Service, please refer to the rating report dated January 28, 2013: http://www.moodys.com/research/Moodys-downgrades-Eksportfinans-to-Ba3-from-Ba1-negative-outlook--PR_263885 For further information, please contact: President and CEO Gisèle Marchand, tel: +47 22 01 23 70 / +47 415 17 489, e-mail: gma@eksportfinans.no EVP Director of Staff Elise Lindbæk, tel: +47 22 01 22 64 / +47 905 18 250, e-mail: el@eksportfinans.no Facts on Eksportfinans ASA Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade and Industry on behalf of the Norwegian government. Entering 2012 total assets amounted to almost NOK 200 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo. For more information on Eksportfinans, please go to www.eksportfinans.no. Forward-looking statements Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.